SECURED CONVERTIBLE PROMISSORY NOTE

$1,000,000.00 January 24, 2008 Gonzales, California

1. Note. FOR VALUE RECEIVED, Converted Organics, Inc., a Delaware corporation (“Maker”) promises to pay to the order of United Organic Products, LLC, a California limited liability company (“Payee”), at P.O. Box 4664, Paso Robles, California 93447, or at such other location as Payee may from time to time designate, the principal sum of One Million Dollars ($1,000,000.00), together with interest on the unpaid principal sum from time to time outstanding at the rate of seven percent (7%) per annum from the date of this note until this note is paid in full. Principal and accrued interest shall be due and payable in equal monthly payments of Thirty Thousand Eight Hundred Seventy-Seven Dollars and Ten Cents ($30,877.10), beginning on February 1, 2008 and continuing thereafter on the first day of each and every month until paid in full on January 1, 2011 (“Maturity Date”). In the event that all or part of this Note is converted pursuant to Section 5 below, monthly payments shall be adjusted to provide for the payment in full of any remaining unpaid principal balance and accrued interest in equal monthly payments from the date of conversion through the Maturity Date. No payment will be late under this Note if Payee receives it by the tenth (10th) day of the month in which the payment is due.

2. Interest Accrual. Interest hereunder shall be computed on the basis of a 360-day year of twelve 30-day months, and principal and interest shall be payable in lawful money of the United States of America.

3. Prepayment. This Note may be prepaid without premium or charge.

4. Collateral. This Note is secured by the collateral set forth in and pursuant to the terms and conditions of a Security Agreement (the “Security Agreement”). The security interest in the Collateral will be perfected by filing a UCC-1 Financing Statement with the California Secretary of State. Maker will execute the Security Agreement and the UCC-1 Financing Statement concurrent with executing this Note. All covenants, conditions and agreements contained in the Security Agreement are hereby made a part of this Note.

5. Conversion to Shares. Payee has the option to convert all or a portion of the unpaid principal balance of the Note, plus all accrued but unpaid interest, into fully paid and nonassessable shares of common stock of Maker (“Share Conversion”) anytime six (6) months after the date of this Note. Payee may make its election for a Share Conversion by delivery of a notice of its election to exercise its conversion option to Maker. Payee’s election of a Share Conversion shall not effect Maker’s obligation to continue paying any remaining principal balance and accrued interest under this Note on or before the Maturity Date. Conversion of this Note shall be deemed to have been made at the close of business on the date Maker received Payee’s notice of its election to exercise a Share Conversion (“Conversion Date”). Any notice of Share Conversion received on a weekend or recognized United States holiday shall be deemed received on the close of business of the immediately preceding business day.

a. Conversion Price. On the first business day following the Conversion Date (“Issuance Date”), Maker will convert on a dollar-for-dollar basis, that portion of the unpaid principal balance and accrued but unpaid interest designated in Payee’s written conversion election into Maker’s shares of common stock. The number of shares to be issued will be determined by dividing the value per share into the dollar amount of principal and accrued interest to be converted. The value per share shall be determined by the average of the closing prices of Maker’s common stock on the NASDAQ stock exchange on each day on which shares of such common stock are traded during the five (5) business day period prior to the Conversion Date.

b. Occurrence of Conversion, Percentage of Conversion. Payee may exercise its election for a Share Conversion no earlier than six (6) months after the issuance date of this Note. In addition, Payee may not convert unpaid principal and interest into shares of common stock that exceed five percent (5%) of the Maker’s outstanding common stock as of the Conversion Date. Payee may make subsequent Share Conversion elections so long as any such subsequent elections do not result in the issuance of more than five percent (5%) of the Maker’s outstanding common stock at the time of conversion.

c. Issuance of Shares on Conversion. Upon the Issuance Date, Maker shall reflect in its books and records the new shares that have been issued to Payee and will have Maker’s transfer agent reflect such transfer on its records (assuming all such shares are held in the name of Maker’s transfer agent). Confirmation of the Share Conversion will be provided to Payee within five (5) business days after the Conversion Date.

6. Merger. If, while this Note is outstanding, Maker merges or consolidates with or into another corporation or limited liability company, or sells all or substantially all of its properties and assets to any other person, then, as a part of such merger, consolidation or sale, any such transaction will provide that Payee will be entitled to be paid in full the outstanding principal balance and all accrued but unpaid interest as of the date of the merger, consolidation or sale.

7. Subordination. The indebtedness evidenced by this Note is subordinate and junior in right of payment to all Senior Debt (as defined below) to the extent provided herein, and Payee by its acceptance hereof, agrees to the subordination herein provided and shall be bound by the provisions hereof. As used herein, the term Senior Debt shall mean the following, whether now outstanding or subsequently incurred, assumed or created: all indebtedness (whether or not secured) of Maker or its subsidiaries in effect as of January 24, 2008 to (i) any financial institution for funds to purchase the assets of United Organic Products, LLC, a California limited liability company, and/or Waste Recovery Industries, LLC, a Delaware limited liability company, or (ii) an entity for a Recycling Market Development Zone financing.

8. Event of Default. The occurrence of any of the following shall constitute a default:

a. Default in the payment of the principal and interest under this Note when due pursuant to the terms hereof, which Payee does not receive by the fifteenth (15th) day of each respective month;

b. The occurrence of an Event of Default as defined in the Security Agreement; or

c. The delisting of Maker’s shares on the NASDAQ stock exchange.

If Maker defaults under this Note as defined above, then Payee shall send a written notice of default to Maker. Maker will then have ten (10) days after receipt of the notice in which to cure such default. If Maker does not cure the default within the ten (10) day time period, then this will be an Event of Default under this Note.

9. Acceleration. Upon the occurrence of any such Event of Default, then at the option of Payee, the entire unpaid balance of principal of this Note, shall at such time or at any time thereafter as Payee may elect, regardless of the Maturity Date of this Note, become immediately due and payable.

10. Late Charge. Maker recognizes that default by it in making the payments of principal and interest hereunder when due will result in Payee incurring additional expense in servicing the loan evidenced hereby, in loss to Payee of the use of the amount due and in frustration to Payee in meeting its financial commitments. Maker agrees that if, for any reason, it fails to pay any amount due under this Note when timely due, Payee shall be entitled to damages for the detriment caused thereby, but that it is extremely difficult and impractical to ascertain the extent of such damages. Maker therefore agrees that, if any installment of principal and interest is not paid when due, then, in addition to all other rights set forth herein, Payee shall have the right to collect a late charge equal to Five Percent (5%) of the delinquent payment, which late charge is a good faith and fair and reasonable estimate of Payee’s damages resulting from such delinquency. Such late charge shall be immediately due and payable on demand.

11. Adjusted Interest. Upon the occurrence of any Event of Default, interest at the rate of Ten Percent (10.00%) per annum, compounded monthly (the “Adjusted Rate”), shall accrue and be due and payable on the aggregate amount of all unpaid principal past due under this Note plus any late charge; provided, however, that if there is a maximum legal rate of interest applicable to this Note, the total interest payable on account of this Note shall not exceed the maximum rate permitted by law and if applicable law does not permit compounding of interest, then interest at the Adjusted Rate shall accrue and be due and payable on unpaid principal only.

12. No Impairment of Rights. Except as expressly set forth herein, nothing shall be deemed in any way to impair, limit or prejudice the rights of Payee: (i) in foreclosure proceedings or in any ancillary proceedings brought to facilitate Payee’s foreclosure on the Collateral under the Security Agreement; (ii) to recover from Maker any rents, profits, security deposits, advances, rebates, prepaid rents or other similar sums attributable to the Collateral collected by or for the Maker following an Event of Default, including payments of the loan; (iii) to exercise any specific rights or remedies afforded Payee under any provisions of the Security Agreement or by law or in equity; and (iv) to recover from Maker the amount of any unpaid taxes, assessments, and/or charges affecting the Collateral.

13. No Extension. No delay or omission on the part of Payee in exercising any rights hereunder or under the Security Agreement shall operate as a waiver of such right or of any other right hereunder.

14. Attorneys’ Fees and Costs. If this Note is not paid when due or if an Event of Default occurs, then Maker promises to pay all costs and expenses of collection and other costs incurred by Payee as a result thereof, including, but not limited to, the actual attorneys’ fees and expenses incurred by Payee on account of such collection, whether or not foreclosure proceedings are instituted or suit is filed hereon, and for advice and for any and all other services Payee determines to be necessary or advisable by virtue of the delinquency in payment or another Event of Default.

15. Waivers. If Maker has not cured a default within the ten (10) day time period detailed in Section 8, then Maker, without affecting Maker’s liability, waives all defenses available to Maker of diligence, presentment, protest and demand, and also notice of protest, demand, nonpayment, dishonor and maturity and consents to any extension of the time or terms of payment hereof, any and all renewals or extensions of the terms hereof, any release of all or any part of the security given for this Note, any acceptance of additional security of any kind and any release of any party liable under this Note.

16. Compliance with Usury Laws. It is the intent of Maker and Payee in the execution of this Note and the Security Agreement to contract in strict compliance with the usury laws of the State of California governing the loan evidenced by this Note. In furtherance thereof, Maker and Payee stipulate and agree that none of the terms and provisions contained in this Note or in the Security Agreement shall ever be construed to create a contract in violation of the usury laws of the State of California. Maker or any other party now or hereafter becoming liable for the payment of this Note shall never be required to pay interest on this Note at a rate in excess of the maximum interest that may be lawfully charged under the laws of the State of California, and the provisions of this Paragraph shall control over all other provisions hereof and any other instrument executed in connection herewith that may be in apparent conflict herewith. In the event any holder of this Note shall collect monies that are deemed to constitute interest that would otherwise increase the effective interest rate on this Note to a rate in excess of that permitted to be charged by the laws of the State of California, all such sums deemed to constitute interest in excess of the maximum rate shall, at the option of Payee, be credited to the payment of principal or returned to Maker.

17. Assignment. Payee may, at is sole option, assign this Note and/or designate any other person or entity as the holder hereof.

18. Severability. Any provision of this Note that shall be held by a court of competent jurisdiction to be invalid, void or illegal shall in no way affect, impair or invalidate any other provision or term hereof, and such other provisions or terms shall remain in full force and effect.

19. Successors and Assigns. Whenever used herein, the terms “Payee” and “Maker” shall be deemed to include their respective heirs, personal representatives, successors and assigns.

20. Choice of Law. This Note shall be subject to, governed by, construed, and enforced pursuant to the internal laws of the State of California applicable to instruments, persons and transactions having contacts and relationships solely within the State of California. In the event of any dispute or controversy arising under this Note, the parties mutually consent to the jurisdiction of the courts of the State of California.

21. Remedies. The rights, powers and remedies of Payee permitted by law or contract or as set forth herein or in the Security Agreement shall be cumulative and concurrent, and may be pursued singly, successively or together against Maker or the Collateral, in the sole discretion of Payee, and such rights, powers and remedies shall not be exhausted by any exercise thereof but may be exercised as often as occasion therefore shall occur. Additionally, the failure to exercise any such rights, powers and remedies or the acceptance by Payee of any payment hereunder that is less than payment in full shall not constitute a waiver of the right to exercise any of Payee’s rights, powers or remedies at that time or any subsequent time.

22. Notice. All notices to Maker shall be in writing and shall be given to Maker at the address set forth below by (i) personal service (including service by overnight courier service regularly providing proof of delivery), (ii) facsimile, (iii) electronic mail (“email”) or (iv) registered or certified, first class mail, return receipt requested. All notices by personal service shall be deemed given upon receipt, all notices by facsimile or email shall be deemed given when sent and all notices by registered or certified mail, return receipt requested, shall be deemed given three (3) days after deposit in the mail.

To Maker:

Converted Organics, Inc.

Attn: Edward J. Gildea

7A Commercial Wharf West

Boston, MA 02110

WHEREFORE, Maker has signed this Note as of the date first written above.

MAKER:

CONVERTED ORGANICS, INC.

a Delaware corporation

By:
Edward J. Gildea, President